Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

November 2, 2010 and the Prospectus dated April 27, 2009

Registration No. 333-158801

November 2, 2010

$300,000,000 6 1/8% Senior Notes due 2022

November 2, 2010

Pricing Supplement

Pricing Supplement dated November 2, 2010 to the Preliminary Prospectus Supplement dated November 2, 2010 of Jarden Corporation. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer	Jarden Corporation

Guarantors	All domestic restricted subsidiaries that guarantee the Company’s senior secured credit facility.

Title of Securities	6 1/8% Senior Notes due 2022 (the “Notes”)

Aggregate Principal Amount	$300,000,000

Maturity Date	November 15, 2022

Issue Price	100.000%

Coupon	6.125%

Yield To Maturity	6.125%

Spread to Benchmark Treasury	326 basis points

Benchmark Treasury	7.625% UST due November 15, 2022

Interest Payment Dates	May 15 and November 15 of each year, beginning on May 15, 2011

Record Dates	May 1 and November 1 of each year

Ratings*	Ba3 (Moody’s)/ BB- (S&P)

Trade Date	November 2, 2010

Settlement Date	November 9, 2010 (T+5)

We expect that delivery of the notes will be made against payment therefor on or about the fifth business day following the date of confirmation of orders with respect to the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the notes are delivered will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes before their delivery should consult their own advisor.

Make-Whole Redemption	100% of the principal amount plus the Applicable Premium prior to November 15, 2015, plus accrued and unpaid interest

Optional Redemption	On or after November 15, 2015, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the Notes redeemed during the twelve-month period indicated beginning on November 15 of the years indicated below:

Year	Price
2015	103.063%
2016	102.042%
2017	101.021%
2018 and thereafter	100.000%

Equity Clawback	Up to 35% of the aggregate principal amount of notes originally issued at a price equal to106.125% prior to November 15, 2013, plus accrued and unpaid interest

Change of Control	101% of the aggregate principal amount, plus accrued and unpaid interest

Joint Book-Running Managers	Barclays Capital Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Co-Managers	Santander Investment Securities, Inc. SunTrust Robinson Humphrey, Inc. Weeden & Co. L.P. UBS Securities LLC

CUSIP Numbers	471109 AE8

ISIN Numbers	US471109AE80

Listing	None

Denominations	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

As of September 30, 2010, after giving effect to this offering, we would have had approximately $1,062 million of indebtedness outstanding under our senior secured credit facility (excluding approximately $49 million of undrawn letters of credit and approximately $101 million of undrawn revolving credit commitments) and our non-guarantor subsidiaries would have approximately $375 million of indebtedness. See Note 17 to our unaudited condensed consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, and incorporated by reference in the prospectus supplement.

Jarden Corporation and the guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Jarden Corporation and the guarantors have filed with the SEC for more complete information about Jarden Corporation, the guarantors and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, Jarden Corporation, the guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. at Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717 (email address: barclaysprospectus@broadridge.com) or by calling (888) 603-5847; or Deutsche Bank Securities Inc. at Prospectus Department, c/o Harborside Financial Center, 100 Plaza One, Jersey City, New Jersey 07311 (email address: prospectusrequest@list.db.com) or by calling (800) 503-4611; or J.P. Morgan Securities LLC at Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717 or by calling (866) 803-9204.